Burke & Herbert Financial Services Corp.
100 S. Fairfax Street
Alexandria, Virginia 22314

December 9, 2024

Ms. Susan Block U. S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-0303	VIA EDGAR

Re:    Burke & Herbert Financial Services Corp.
Registration Statement on Form S-3
File No. 333-283261 (the “Registration Statement”)
Request for Acceleration of Effectiveness

Dear Ms. Block:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Burke & Herbert Financial Services Corp. (the “Company”), hereby requests that the effective date of its Registration Statement on Form S-3, File No. 333-283261, as amended (the “Registration Statement”) be accelerated so that it will be declared effective at 4:00 p.m. (EST) on December 11, 2024, or as soon thereafter as practicable.
Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Amy J. Tawney of Bowles Rice LLP at (304) 347-1123.

Very truly yours,

Burke & Herbert Financial Services Corp.

By: /s/ David P. Boyle

David P. Boyle
Chair and Chief Executive Officer